3-10-05

BB 3/3

RECD S.E.C.

FEB 2 4 2005

1086

SI [barcode] MISSION

05036247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-17264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Capital Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, Suite 530
(No. and Street)

Orange, California 92868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darol K. Paulsen, President 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughtry Reiss LLP
(Name – *if individual, state last, first, middle name*)

2600 E. Nutwood Avenue, Suite 200 Fullerton, California 92831-3105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darol K. Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONI F. PELLA
COMM. 1458805
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. DEC. 26, 2007
BCT3

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- EXEMPT (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- EXEMPT (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 ? 2005
WASH, D.C. 185

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2004

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe†

*Professional Corporation
†Retired

INDEPENDENT AUDITORS' REPORT

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have audited the balance sheet of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2004 and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2004, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and the S.E.C. compliance letter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bates Coughtry Reiss LLP

Fullerton, CA
February 17, 2005

2600 E. Nutwood Avenue, Suite 200 • Fullerton, California 92831-3105 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.
BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS:	
Cash	$ 2,789,635
Accounts receivable	1,645,114
Prepaid insurance	63,437
Total current assets	4,498,186
OTHER ASSETS:	
Loans receivable	23,912
Deposit - Pershing	25,000
Deposits - Other	11,163
Total assets	$ 4,558,261

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:	
Commissions payable	$ 2,120,017
Conference deposits	339,673
Accrued expenses	92,250
Total current liabilities	2,551,940
LONG-TERM LIABILITIES	-
Total liabilities	2,551,940
COMMITMENTS	-
PARTNERS' CAPITAL	2,006,321
Total liabilities and partners' capital	$ 4,558,261

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUE:	
Variable Annuities	$ 7,341,039
Mutual Funds	5,968,137
RIA	5,725,071
Securities	1,394,742
Variable Life	500,520
Limited Partnerships	5,680,193
Tax Sheltered Annuities	279,042
Insurance	5,543
Marketing Fees	282,831
Miscellaneous	33,107
Reimbursements	503,058
Total Revenue	27,713,283
EXPENSES:	
Automobile Expenses	9,305
Advertising, Printing & Postage	136,644
Commission Expense	24,062,755
Contract Service Fees - Personnel	1,285,891
Contract Service Fees - Facitities & Equipment	204,235
Conferences and Seminars	33,879
Computer Services	64,141
Dues and Subscriptions	205,124
Insurance	470,753
Office Supplies and Expenses	21,232
Professional Fees	177,398
Tax, License and Permits	116,855
Miscellaneous Expenses	2,091
Telephone	6,110
Travel & Entertainment	69,403
Settlements	2,349
Total Expenses	26,868,165
NET INCOME	$ 845,118

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2004

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 700,799	$ 823,060	$ 1,523,859
Net Income	569,018	276,100	845,118
Distributions to Partners	(244,176)	(118,480)	(362,656)
Ending Balance at December 31, 2004	$ 1,025,641	$ 980,680	$ 2,006,321

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 845,118
Changes in operating assets and liabilities:		
Increase in accounts receivable	$ (682,580)	
Increase in prepaid expenses	(37,424)	
Decrease in deposits	1,692	
Increase in commissions payable	679,719	
Increase in conference deposits	86,405	
Increase in accrued expenses	55,921	
Total adjustments		103,733
Net cash provided by operating activities		948,851
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans receivable, net amounts	(272)	
Net cash used by investing activities		(272)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Partners	(362,656)	
Net cash used by financing activities		(362,656)
Net Increase in Cash and Cash Equivalents		585,923
Cash and Cash Equivalents at Beginning of Year		2,203,712
Cash and Cash Equivalents at End of Year		$ 2,789,635

See Auditors' Report.
See Accompanying Notes to Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 for the purpose of operating as a registered broker/dealer and investment advisor, and providing investment services.

   Effective June 1, 1999, the Partnership purchased the broker/dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2004 the Partnership is registered in fifty states and Washington, D.C.

B. The Partnership has entered into an agreement with Consolidated Brokerage Services, Inc. (CBS) (a California corporation), where Consolidated Brokerage Services, Inc. performs various services for the Partnership, and in return the Partnership pays a monthly fee to Consolidated Brokerage Services, Inc. (Note 5)

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed accounts receivable and believes all receivables on December 31, 2004 are collectible. As such, no allowance for bad debts has been included in the statements. Approximately $321,370 of the accounts receivable are held in various brokerage escrow accounts with Pershing LLC.

E. Commissions are reflected as income when earned and commissions due to salesmen are recorded as expense when incurred.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2004 is $87,165.

G. All material tax effects of the partnership's income or loss are passed through to the partners individually; therefore, no provision for income tax is reflected on these statements.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – LOANS RECEIVABLE

The Partnership has loans receivable from three registered representatives in the sum of $14,496, $4,416 and $5,000 bearing interest at seven-percent (7%) per annum as of December 31, 2004. The loans are forgivable in annual amounts of $3,624, $1,104 and $1,667, respectively, over a remaining registration service commitment ranging from 3 to 4 years. Each agreement has a provision that if there is a termination of services the outstanding principal and any accrued interest becomes receivable upon demand. All forgiven amounts shall constitute income to the representative, respectively, in the year, which it is forgiven, and an operating expense of the Partnership.

NOTE 3 – CONFERENCE DEPOSITS

The deposits at December 31, 2004 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs in 2005.

NOTE 4 – CONTINGENT LIABILITY

The Company acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Company may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Company to date has been insignificant.

NOTE 5 – OPERATING LEASES

The long-term operating leases for office space in Orange, California and various office equipment are sub-leased from a related party entity; Consolidated Brokerage Services, Inc.

See Auditor's Report.

NOTE 5 – OPERATING LEASES (cont'd)

The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 31: 2005 - $181,601; 2006 - $181,905 and 2007 - $72,445.

NOTE 6 – RELATED PARTY TRANSACTIONS

Various services of the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2004, the Partnership paid Consolidated Brokerage Services, Inc. $1,911,648 for services and general operating expenses incurred pursuant to the service agreement.

The Partnership also has an Affiliation Agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs in connection with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2004, the Partnership reimbursed $20,400 and incurred expenses of $0 to/for CCIA.

NOTE 7 – PURCHASE OF BROKER/DEALERS LICENSE

Effective June 1, 1999 Crown Capital Securities, L.P. purchased the broker/dealer license of Eric Equities, Inc. At June 1, 1999 all Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer.

NOTE 8 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest	$ 0
Income Tax	$ 1,025

B. Supplemental schedule of noncash investing and financing activities: none.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Trade Accounts Receivable

Most of the Partnership's business activity, selling various types of securities and investments, is done through investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its cash account in one financial institution located in Irvine, California. Balances at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Partnership's uninsured cash balance totaled $2,748,602 as of December 31, 2004.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,772,152, which was $1,552,023 in excess of its required net capital of $170,129. The Company's liabilities to net capital ratio was 1.48 to 1.

NOTE 11 – CONTINGENCIES AND UNCERTANTIES

As of December 31, 2004 the Partnership is involved in several NASD dispute resolution cases subject to arbitration. The Partnership intends to vigorously defend itself against the claims submitted by the investors. However, at this time it is not possible to predict the outcome of this matter, nor is it possible to estimate the amount or range of potential loss to the Partnership. In aggregate, the plaintiffs seek compensatory damages in excess of $1,035,000 plus punitive damages and attorney costs. The Partnership's management has reviewed their insurance policies and believes these matters are covered pursuant to those policies.

As of December 31, 2004 the Partnership is named as a Defendant in a multiparty litigation case. The Partnership has answered, denied the claims, and has asserted affirmative defenses. The Partnership intends to vigorously defend itself against the claims submitted by the Plaintiffs. The case is in the preliminary stages and at this time it is not possible to predict the outcome of this matter, nor is it possible to estimate the amount or range of potential loss to the Partnership.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital		$ 2,006,321
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		2,006,321
Less nonallowable assets:		
Accounts receivable	$ 156,074	
Loans receivable	23,912	
Prepaid insurance	63,437	
Deposits - other	11,163	
Total nonallowable		254,586
Less Other deductions:		
Fidelity bond deductible		29,583
Net capital		$ 1,722,152

SCHEDULE II

Exemption from reserve requirements pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve requirements under the exemption provided for in Rule 15c3-3(K)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Auditors' Report.

SCHEDULE IV

Reconciliation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Therefore, no reconciliation is required.

See Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2004

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2004

	Partners' Capital	Non-Allowable Items	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/04	$ 1,983,066	$ 240,389	$ 1,742,677
Audit Adjustments:			
Net Income:			
Commission Income	23,255	-	23,255
Settlement	-	-	-
Tax, License and Permits	-	-	-
Assets:			
Commissions Receivable (N/A)	-	47,386	(47,386)
Prepaid Insurance	-	-	-
Deposits - Other	-	-	-
Other Reductions:			
Fidelity Bond Provision	-	(3,606)	3,606
Net Capital, 12/31/04	$ 2,006,321	$ 284,169	$ 1,722,152

See Auditors' Report.

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe†

*Professional Corporation
†Retired

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have examined the answers to the financial questionnaire of Crown Capital Securities, L.P. as of December 31, 2004 and have reported thereon.

This supplementary letter, which contains comments not considered necessary for a fair presentation, either of financial position or of the schedules and other data and information included in the answers, is being furnished in compliance with the audit requirements of the Securities and Exchange Commission.

Based upon our examination, we found no inadequacies to exist in the internal accounting control.

The Partnership is exempt from many of the Securities and Exchange Commission Broker-Dealer requirements because they clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership does not take delivery of nor provide safekeeping for customer securities. Therefore, no box counts were necessary during the period covered by this audit.

Bates Coughtry Reiss LLP

Fullerton, CA
February 17, 2005

2600 E. Nutwood Avenue, Suite 200 ∘ Fullerton, California 92831-3105 ∘ Telephones 714·871·2422 ∘ 800·214·2727 ∘ FAX 714·871·2676